Exhibit 99.1

April 1, 2020	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: First Majestic Silver Corp

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 10, 2020 (AMENDED)
Record Date for Voting (if applicable) :	April 10, 2020 (AMENDED)
Beneficial Ownership Determination Date :	April 10, 2020 (AMENDED)
Meeting Date :	June 09, 2020 (AMENDED)
Meeting Location (if available) :	Virtual Meeting (AMENDED)
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	32076V103	CA32076V1031

Sincerely,

Computershare
Agent for First Majestic Silver Corp